Ref: SB/0172

07021726

LONMIN

1 March 2007

Lonmin Plc
4 Grosvenor Place
London
SW1X 7YL
United Kingdom
T: +44 (0)20 7201 6000
F: +44 (0)20 7201 6100
www.lonmin.com

Securities and Exchange Commission
Division of Corporate Finance
Washington DC
20549
USA

SUPPL

WASH. D.C.

Dear Sirs

Rule No 12G3-2 Exemption
Registration No. 82-191 – Lonmin Plc (formerly Lonrho Plc)

In accordance with Rule 12g3-2 (a) and (b) (1) (i), I enclose a copy of an announcement made to the London Stock Exchange on 21 February 2007.

Please do not hesitate to contact me if you have any queries in respect of any of the enclosed documents. My direct line is 0044 20 7201 6025.

Yours faithfully

S. Butler

Sarah Butler
Secretary

PROCESSED
MAR 14 2007
THOMSON
FINANCIAL

Jlw 3/13

Regulatory Announcement

Go to market news section

Free annual report

Company	Lonmin PLC
TIDM	LMI
Headline	Directorate Change
Released	07:00 21-Feb-07
Number	5899R

RNS Number:5899R
Lonmin PLC
21 February 2007

Appointment of Chief Financial Officer

Lonmin announces the appointment of Alan Ferguson as Chief Financial Officer and a Director of the Company with effect from 6 June 2007.

John Robinson, currently Chief Financial Officer will be resigning as a Director of Lonmin with effect from 6 June 2007 and retiring from the Company at the end of June 2007. John has been with the Lonmin group for 28 years the last 8 as Chief Financial Officer. Lonmin is pleased to announce that John has agreed to continue in a part time advisory role with the Group as the Chairman of the Lonmin Development Trust and as one of Lonmin's two representatives on the Incwala Resources Board replacing Sir John Craven.

Alan Ferguson was appointed as Group Finance Director of The BOC Group (BOC) in 2005 and will be leaving BOC following the acquisition of BOC by the Linde Group in late 2006. Before joining BOC, Alan worked for Inchcape plc for 22 years in a variety of roles including as Group Finance Director from 1999 until 2005. Alan is a Chartered Accountant.

Sir John Craven, Chairman of Lonmin said:

"I would like to thank John Robinson personally and on behalf of the Lonmin Board for his immense contribution to the success of Lonmin over his long career with the Company. He has been an integral part of the team which streamlined and redefined the Company to create the focussed international PGM mining company which Lonmin is today.

I am pleased to welcome Alan Ferguson to Lonmin. Alan had a long and distinguished career with Inchcape and more recently as the Finance Director of BOC. He will be a great addition to the Lonmin executive team and I look forward to working with him in the future."

Enquiries:

Alex Shorland-Ball +44 (0)207 201 6060
Vice President, Investor Relations
& Communications

This information is provided by RNS
The company news service from the London Stock Exchange

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